UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

STRATEGIC HOTELS & RESORTS, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

86272T106
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 19 Pages
Exhibit Index:   Page 17

SCHEDULE 13G

CUSIP No.: 86272T106	Page 2 of 19 Pages

1.	Names of Reporting Persons. HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: CO

CUSIP No.: 86272T106	Page 3 of 19 Pages

1.	Names of Reporting Persons. HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: CO

CUSIP No.: 86272T106	Page 4 of 19 Pages

1.	Names of Reporting Persons. HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: PN

CUSIP No.: 86272T106	Page 5 of 19 Pages

1.	Names of Reporting Persons. HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: CO

CUSIP No.: 86272T106	Page 6 of 19 Pages

1.	Names of Reporting Persons. GLOBAL OPPORTUNITIES BREAKAWAY LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: CO

CUSIP No.: 86272T106	Page 7 of 19 Pages

1.	Names of Reporting Persons. HARBINGER CAPITAL PARTNERS II LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: PN

CUSIP No.: 86272T106	Page 8 of 19 Pages

1.	Names of Reporting Persons. HARBINGER CAPITAL PARTNERS II GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: CO

CUSIP No.: 86272T106	Page 9 of 19 Pages

1.	Names of Reporting Persons. HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: CO

CUSIP No.: 86272T106	Page 10 of 19 Pages

1.	Names of Reporting Persons. PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: IN

Page 11 of 19 Pages

Item 1(a).	Name of Issuer:
Strategic Hotels & Resorts, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
200 West Madison Street, Suite 1700, Chicago, IL 60606
Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”);

ii) Harbinger Capital Partners LLC (“Harbinger LLC”);

iii)  Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”);

iv)  Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”);

v)  Global Opportunities Breakaway Ltd. (the “Breakaway Fund”);

vi) Harbinger Capital Partners II LP (“HCP II”);

vii) Harbinger Capital Partners II GP LLC (“HCP II GP”);

viii) Harbinger Holdings, LLC (“Harbinger Holdings”); and

ix) Philip Falcone (“Mr. Falcone”).

This Statement relates to Shares (as defined herein) held for the accounts of the Master Fund, the Special Fund and the Breakaway Fund.

Harbinger LLC serves as the investment manager and investment advisor to the Master Fund.  HCPSS serves as the general partner of the Special Fund.  HCP II serves as the investment manager to the Breakaway Fund.  HCP II GP serves as the general partner of HCP II.  Harbinger Holdings serves as the manager of Harbinger LLC and the managing member of HCPSS.  Mr. Falcone serves as the managing member of HCP II GP and Harbinger Holdings and the portfolio manager of the Master Fund, the Special Fund and the Breakaway Fund.  In such capacities, Harbinger LLC, Harbinger Holdings and Mr. Falcone may be deemed to have voting and dispositive power over the Shares held for the account of the Master Fund; HCPSS, Harbinger Holdings and Mr. Falcone may be deemed to have voting and dispositive power over the Shares held for the account of the Special Fund; and HCP II, HCP II GP and Mr. Falcone may be deemed to have voting and dispositive power over the Shares held for the account of the Breakaway Fund.
Item 2(b).	Address of Principal Business Office or, if None, Residence:

                 The address of the principal business office of each of Harbinger LLC, the Special Fund, HCPSS, HCP II,  HCP II GP, Harbinger Holdings and Mr. Falcone is 450 Park Avenue, 30th Floor, New York, NY 10022.

Page 12 of 19 Pages

The address of the principal business office of the Master Fund is c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson's Quay, Dublin 2, Ireland.

The address of the principal business office of the Breakaway Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104.

Item 2(c).               Citizenship:

i)  The Master Fund is a Cayman Islands exempted company;

ii)  Harbinger LLC is a Delaware limited liability company;

iii)  The Special Fund is a Delaware limited partnership;

iv)  HCPSS is a Delaware limited liability company;

v)  The Breakaway Fund is a Cayman Islands exempted company;

vi)  HCP II is a Delaware limited partnership;

vii)  HCP II GP is a Delaware limited liability company;

viii)  Harbinger Holdings is a Delaware limited liability company; and

ix)  Mr. Falcone is a citizen of the United States of America.

Item 2(d).               Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Shares")

Item 2(e).               CUSIP Number:

86272T106

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                           Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.                     Ownership:

Item 4(a)                 Amount Beneficially Owned:

As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

Item 4(b)                 Percent of Class:

As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of 0.0% of Shares outstanding.

Page 13 of 19 Pages

Item 4(c)                 Number of Shares of which such person has:

The Master Fund, Harbinger LLC, the Special Fund, HCPSS, the Breakaway Fund, HCP II, HCP II GP, Harbinger Holdings, and Mr. Falcone:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.                     Ownership of Five Percent or Less of a Class:

 If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Page 14 of 19 Pages

Item 8.                     Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 15 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	HARBINGER CAPITAL PARTNERS LLC

By:	HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	HARBINGER CAPITAL PARTNERS SPECIAL
SITUATIONS GP, LLC

By:	HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	HARBINGER CAPITAL PARTNERS II LP

By:	HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Page 16 of 19 Pages

HARBINGER CAPITAL PARTNERS II LP

By:	HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

PHILIP FALCONE

By:	/s/ Philip Falcone

February 14, 2011

Page 17 of 19 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreemet	18

Page 18 of 19 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Strategic Hotels & Resorts, Inc. dated as of February 14, 2011 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	HARBINGER CAPITAL PARTNERS LLC

By:	HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	HARBINGER CAPITAL PARTNERS SPECIAL
SITUATIONS GP, LLC

By:	HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Page 19 of 19 Pages

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	HARBINGER CAPITAL PARTNERS II LP

By:	HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

PHILIP FALCONE

By:	/s/ Philip Falcone

February 14, 2011